BTCS INC.

9466 Georgia Avenue #124

Silver Spring, MD 20910

July 30, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	BTCS Inc.
Registration Statement on Form S-3
File No. 333-289062

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, BTCS Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 1:00 p.m. on August 1, 2025, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 471-3516.

Very Truly Yours,

/s/ Michael Prevoznik
Michael Prevoznik
Chief Financial Officer